FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:  ☒

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                                PRESS RELEASE

TURKCELL ILETISIM HIZMETLERI A.S.

REPORTS RESULTS

FOR THE YEAR END 2007

“Another year of strong execution and
performance”

‘Record high top line in Q4 2007 despite seasonality’

Istanbul, Turkey, February 27, 2008 – Turkcell (NYSE:TKC, ISE:TCELL), the leading provider of mobile communications services in Turkey, today announced results for the fourth quarter and the year ended December 31, 2007. All financial results in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (“IFRS”) and expressed in US$.

Please note that all financial data is consolidated and comprises Turkcell Iletisim Hizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and its associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises Turkcell only. The terms "we", "us", and "our" in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

                                                                                        Fourth Quarter and Full Year 2007 Results

Turkcell Iletisim Hizmetleri A.S. Reports Results for the Full Year 2007

Highlights of the Fourth Quarter and Full Year 2007

Full Year
▪	Revenue increased by 35% to US$6.3 billion (US$4.7 billion) due to higher usage and subscriber growth combined with the positive contribution of consolidated subsidiaries
▪	EBITDA* increased by 44% on an annual basis to US$2.6 billion (US$1.8 billion) and recorded EBITDA margin of 42%
▪	Recorded net income of US$1.4 billion (US$0.9 billion) with a growth rate of 54% on an annual basis
▪	Turkcell’s subscriber base grew by 11% on an annual basis to 35.4 million (31.8 million) as of December 31, 2007
▪	Average revenue per user (“ARPU”) grew by 18% on an annual basis to US$14.3 (US$12.1)
▪	Blended minutes of usage per subscriber (“MoU”) grew by 9% to 76.3 minutes (70.3 minutes)
▪	Turkcell’s Ukrainian subsidiary, Astelit’s revenues increased by 191% to US$256 million (US$88 million)
▪	Board of Directors of Turkcell recommended to distribute TRY648.7 million (equivalent to US$546.0 million as of February 27, 2008) as cash dividends
Fourth Quarter
▪	Revenue increased by 50% to US$1.8 billion (US$1.2 billion)
▪	EBITDA* increased by 60% compared to the fourth quarter of last year to US$745.4million (US$465.2 million) and recorded EBITDA margin of 41%
▪	Recorded net income of US$403.2 million (US$289.6 million) with a growth rate of 39% compared to the fourth quarter of last year
▪	Average revenue per user (“ARPU”) grew by 31% compared to the fourth quarter of last year to US$15.5 (US$11.8)
▪	Astelit recorded positive EBITDA* for the second consecutive quarter since it started its operations

*EBITDA is a non-GAAP financial measure. See pages 14 for the reconciliation of EBITDA to net cash from operating activities.

( In this press release, a year on year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for the fourth quarter 2007 refer to the same item in the fourth quarter of 2006 and figures in parentheses following the operational and financial results for the year end 2007 refer to the same item in the year end of 2006. For further details, please refer to our consolidated financial statements and notes as at and for the year ended December 31, 2007 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

Comments from the CEO, Sureyya Ciliv

“We are pleased about our performance and record results in year 2007. In a challenging year of intense competition, we recorded strong growth in all aspects of our business. Our focus on delivering the best value and user experience for our customers, our strong brand and our technology leadership have set us apart.

Our 2007 revenues grew by 35% to record $6.3 billion, EBITDA increased by 44%. In Turkey oursubscriber base reached 35.4 million, one of the largest in any country in Europe. In our Ukraine operations our revenues grew 191% in 2007 and reported positive EBITDA for the second half. Our Fintur operations continue to grow rapidly and contribute to our bottom line. Dynamic economies of Turkey and Ukraine together with the emerging markets of Fintur operations provided the right setting.

                                                                                        Fourth Quarter and Full Year 2007 Results

I thank to all of our customers for choosing us. We will continue to work hard to deliver them the highest quality services and solutions. I thank to all Turkcell employees, business partners for their hard work which has created this success. I also want to express my gratitude to our shareholders for their support and confidence in Turkcell.’’

OVERVIEW OF 2007

2007 was marked by two local elections in Turkey and uncertainty in the global financial markets. Meanwhile, Turkey remained quite resilient and consumer sentiment in the domestic market remained relatively positive. Although the inflation target set by the government for 2007 was not attained, there was no significant deterioration in demand in the market and the TRY remained strong against the US$ through the year. Since the beginning of 2008, concerns over the state of the global financial markets have increased and there has been some downward trend in consumer sentiment in Turkey.

In 2007, the Turkish GSM market continued its strong subscriber growth and the mobile line penetration rate in Turkey reached 88% as of 2007 year end. In 2008, we anticipate growth in the Turkish GSM market to continue although at a slower pace relative to 2007, and we expect the mobile line penetration rate in Turkey to reach about 100%.

In an increasingly competitive year, we successfully grew our subscriber base and drove usage that resulted with a strong top line growth. In line with our value focus, we designed our offers and campaigns to attract and retain value customers. Through these efforts we have been able to keep our churn rate below the market average, and increase average revenue per user (ARPU) on annual basis at a rate that surpasses that of our competitors. Throughout the year, our competitors’ aggressive subscriber acquisition initiatives, dealer activities and campaigns to manage price perception have continued. However, during the period, we introduced a number of initiatives to strengthen customer loyalty and increase average minutes of usage per user.

We believe our continued focus on the Value Added Services area has stood in good stead compared to our competitors through the course of the year. We have launched new initiatives such as Turkcell mobile signature allowing users to execute transactions that legally require wet signature and “turkcell-im benim” (“my Turkcell”)which is a life sharing social network through photographs and videos.

During 2007, we invested an additional US$400 million in Turkey into our network infrastructure to enhace quality and coverage of our services. Through these continuous investments, we have been able to distinguish Turkcell from our competition and ensure that our brand name and image continue to stand well against our competitors.

                                                                                        Fourth Quarter and Full Year 2007 Results

Financial and Operational Review of the Fourth Quarter and Full Year 2007

The following discussion focuses principally on the developments and trends in our business in the fourth quarter of 2007 and full year 2007. Selected financial information for the fourth quarter of 2006, third quarter of 2007, and full year 2006 is also included at the end of this press release.

For your convenience, selected financial information in TRY prepared in line with Capital Markets Board of Turkey’s standards is also included at the end of this press release.

Macro environment Information

	Q4 2006	Q3 2007	Q4 2007	Q4 2007-Q4 2006 % Chg	Q4 2007-Q3 2007 % Chg	YE 2006	YE 2007	YE 2007- YE 2006 % Chg

TRY / US$ rate
Closing Rate	1.4056	1.2048	1.1647	(17.1%)	(3.3%)	1.4056	1.1647	(17.1%)
Average Rate	1.4538	1.2932	1.1851	(18.5%)	(8.4%)	1.4313	1.3031	(9.0%)
INFLATION
Consumer Price Index	2.8%	0.3%	4.0%	-	-	9.7%	8.4%	-
GDP Growth	5.2%	1.5%	NA	-	-	6.1%	3.8*	-

* GDP growth nine months

Post-election optimism in the Turkish financial markets was interrupted by the global economic concerns in late July and early August. Change in the global risk appetite resulted in volatility in the exchange rate of the TRY against the US$ and some changes in the credit environment. However, Turkey proved resilient and consumer sentiment remained relatively positive. While GDP growth expectation of about 5% for 2007 is a healthy level, some weakening in GDP growth during the first three quarters of 2007 was observed.

At the start of 2008, the global backdrop became the main topic, while the magnitude of the current credit crunch’s effect on the US economy and the global impact remained unclear resulting in further volatility in the financial markets. Generally, GDP growth rate in Turkey is expected to be relatively slower in the first half of 2008 than the second half of the year while 2008 GDP growth target set by the government is at similar levels to that of 2007.

Our results of operations and business and financial performance are affected by the macro economic environment, developments in the geopolitical environment, the competitive environment and the dynamics of consumer confidence in Turkey. Therefore, we will continue to monitor the developments in these areas closely.

                                                                                        Fourth Quarter and Full Year 2007 Results

Financial Review

Profit & Loss Statement (million US$)	Q4 2006	Q3 2007	Q4 2007	Q4 2007-Q4 2006 % Chg	Q4 2007-Q3 2007 % Chg	YE 2006	YE 2007	YE 2007- YE 2006 % Chg

Total revenue	1,203.3	1,722.8	1,807.6	50.2%	4.9%	4,700.3	6,328.6	34.6%
Direct cost of revenue	(662.0)	(799.9)	(849.2)	28.3%	6.2%	(2,627.9)	(3,103.4)	18.1%
Depreciation and amortization	(164.9)	(202.2)	(204.2)	23.8%	1.0%	(730.0)	(793.0)	8.6%
Administrative expenses	(29.2)	(56.9)	(89.1)	205.1%	56.6%	(154.9)	(252.8)	63.2%
Selling and marketing expenses	(211.8)	(296.9)	(328.0)	54.9%	10.5%	(827.5)	(1,138.2)	37.5%

EBITDA	465.2	771.5	745.4	60.2%	(3.4%)	1,820.0	2,627.1	44.3%
EBITDA Margin	39%	45%	41%	2 p.p.	(4 p.p.)	39%	42%	3 p.p.

Net finance income / (expense)	21.0	(147.2)	(10.8)	(151.4%)	(92.7%)	76.0	(242.7)	(419.3%)
Finance expense	(42.0)	(230.7)	(105.7)	151.7%	(54.2%)	(108.0)	(551.1)	410.3%
Finance income	63.0	83.5	94.9	50.6%	13.7%	184.0	308.4	67.6%
Share of profit of equity accounted investees	16.3	17.2	21.5	31.9%	25.0%	78.6	64.9	(17.4%)
Income tax expense	(52.0)	(50.2)	(125.2)	140.8%	149.4%	(413.2)	(322.4)	(22.0%)
Net income	289.6	401.2	403.2	39.2%	0.5%	875.5	1,350.2	54.2%

Revenue: In the fourth quarter of 2007, our consolidated revenue grew by 50.2% to US$1,807.6 million compared to the same period of last year. This was mainly due to subscriber growth, continuing emphasis on segmented loyalty programs, appreciation of the TRY against US$, one time positive impact of the reversal of Avea invoices amounting to US$46 million combined with upward price adjustments of 12.7% on an annual basis as well as the positive impact of our consolidated subsidiaries.

In 2007, our revenues increased by 34.6% to US$6,328.6 million due to higher usage, subscriber growth, appreciation of the TRY against the US$, combined with the upward price adjustments of 12.7% on an annual basis and the positive impact of our consolidated subsidiaries.

Eliminating the effect of appreciation of the TRY against the US$, our revenues increased by 22% in TRY in 2007.

Direct cost of revenue: Direct cost of revenue,including depreciation and amortization, increased in nominal terms by 28.3% to US$849.2 million in the fourth quarter of 2007 compared to the corresponding period last year whereas the proportion of direct cost of revenue to total revenue decreased to 47.0% from 55.0%. This improvement of 8 percentage points was mainly attributable to the lower depreciation and amortization expenses (2%), lower treasury share expenses (3%) - of which 1.5% is related to one off treasury share impact on sales discounts in 2006, lower interconnection costs (0.5%) and lower non-revenue based operational expenses (1%) such as network maintenance, radio and transmission costs as a percentage of revenue.

For 2007, direct cost of revenue including depreciation and amortization increased in nominal terms by 18.1% to US$3,103.4 million whereas the proportion of direct cost of revenue to total revenue decreased from 55.9% to 49.0% compared to 2006. This improvement of 7 percentage points was mainly due to the lower depreciation and amortization expenses (3%), lower treasury share payments (2.5%) - of which 0.7% is related to one off treasury share impact on sales discounts in 2006, lower interconnection costs (1%) and lower non-revenue based operational expenses (0.4%) as a percentage of revenue.

                                                                                        Fourth Quarter and Full Year 2007 Results

Interconnection costs increased in the fourth quarter of 2007 by 39% to US$115.2 million compared to the same period in 2006 and also increased in 2007 on annual basis by 20% to US$405.9 million. The interconnection costs as a percentage of revenue improved slightly by 1 percentage points.

Turkcell incurred US$529.8 million of other operational expenses in the fourth quarter of 2007, which mainly composed of treasury share expenses, radio costs, transmission costs, wages and salaries, and handset costs offered as part of our loyalty programs. For 2007, other expenses totaled to US$1,904.5 million.

Selling and marketing expenses: Turkcell’s selling and marketing expenses increased by 54.9% to US$328.0 million in the fourth quarter of 2007 compared to the same period of 2006, mainly due to increased advertising costs for campaigns and offers introduced during the quarter as well as acquisition expenses and dealer activities.The share of selling and marketing expenses as a percentage of total revenue in the fourth quarter of 2007 remained almost flat at 18.1%.

For 2007, selling and marketing expenses increased in nominal terms by 37.5% reaching US$1,138.2 million mainly due to increased advertising and acquisition expenses as well as retention related campaign costs in an active competitive environment. The appreciation of the TRY against the US$ also contributed to the increase in expenses during the year. In 2007, the share of selling and marketing expenses as a percentage of total revenue was 18.0%.

Total selling expenses in selling and marketing expenses increased by 71.5% to US$131.4 million in the fourth quarter of 2007 compared to the same period of 2006 mostly due to an increase in subscriber acquisitions and increased dealer and distributor activities. For 2007, selling expenses in selling and marketing expenses were US$501.6 million.

Administrative expenses: During the fourth quarter of 2007, administrative expenses increased by 205.1% to US$89.1 million compared to the same period of 2006 due to the reversal of a fee which was paid to BNP for the Irancell project in the fourth quarter of 2006 and one time increase in bonuses paid to employees. Consequently, the proportion of administrative expenses to revenue increased to 4.9% in the last quarter of 2007.

For 2007, administrative expenses increased by 63.2% to US$252.8 million and the share of administrative expenses to revenues increased to 4% in 2007.

Share of profit of equity accounted investees: In the fourth quarter of 2007, equity in net income of unconsolidated investees that consisted of the net income/(expense) impact of Fintur and A-Tel increased to US$21.5 million compared to US$16.3 million in the fourth quarter of 2006.

For 2007, our equity in net income of unconsolidated investees that consisted of the net income/(expense) impact of Fintur and A-Tel decreased to US$64.9 million compared to US$78.6 million in 2006 mainly due to the accounting impact of A-tel, as described below.

Our 50% owned subsidiary A-Tel, impacted two items in our financial statements. A-Tel’s revenue that is generated from Turkcell is netted from the selling and marketing expenses in our consolidated financial statements. The difference between the total net impact of A-Tel and the amount netted from selling and marketing expenses is recorded in the share of profit of equity accounted investees line of our financial statements.

Net finance income/(expense): In the fourth quarter of 2007, we reported net financial expenses of US$10.8 million compared to financial income of US$21.0 million in the same quarter of 2006 mainly due to foreign exchange losses resulting from the appreciation of the TRY against the US$ during the fourth quarter of 2007. In the fourth quarter of 2007, as a result of increase in our cash balance, financial income increased by 50.6% to US$94.9 million compared to the same quarter in 2006. On the other hand, our financial expenses increased by 151.7% to US$105.7 million compared to the same period of 2006 mainly due the foreign exchange losses.

                                                                                        Fourth Quarter and Full Year 2007 Results

Foreign exchange losses can be classified into two main categories, the first being realized losses incurred on structured forward contracts that matured in the fourth quarter of 2007 amounting to US$24 million, and the second being accrued losses, mainly related to translation losses on foreign currency long position amounting to US$54 million.

For 2007, as a result of our increasing cash balance, financial income increased by 67.6% to US$308.4 million compared to last year. On the other hand, our financial expenses increased to US$551.1 million that mainly composed of foreign exchange losses of US$460.8 million resulting from the appreciation of the TRY against the US$ during 2007.

Overall, our net financial expense was US$242.7 million in 2007.

Income tax expense: The total taxation charge in the fourth quarter of 2007 increased to US$125.2 million from US$52.0 million in the same period of 2006. The total taxation charge for 2007 decreased to US$322.4 million from US$413.2 million in 2006. This change was due to the reduction in the corporate tax rate from 30% to 20% during June 2006 which was effective from January 1, 2006 resulting in an increase in the taxation expenses during the second quarter of 2006 stemming from the reversal of deferred tax benefit from investment incentive certificates and temporary differences between IFRS and statutory financial statements.

Out of the total tax charge during the fourth quarter of 2007, US$114.7 million was related to current tax charges and a deferred tax income of US$10.5 million. The increase in the deferred tax expense was mainly due to the differences between our Turkish statutory financial statements and our financial statements prepared in accordance with IFRS.

In 2008, Turkcell will be liable to pay 20% corporate tax and the payments will be made on a quarterly basis.

Income tax expense (million US$)	Q4 2006	Q3 2007	Q4 2007	Q4 2007- Q4 2006 % Chg	Q4 2007- Q3 2007 % Chg	YE 2006	YE 2007	YE 2007- YE 2006 % Chg

Current Tax expense	(64.2)	(104.2)	(114.7)	78.7%	10.1%	(310.7)	(412.5)	32.8%
Deferred Tax income /(expense)	12.2	54.0	(10.5)	(186.1%)	(119.4%)	(102.5)	90.1	187.9%
Income Tax expense	(52.0)	(50.2)	(125.2)	140.8%	149.4%	(413.2)	(322.4)	(22.0%)

EBITDA: In the fourth quarter of 2007, EBITDA increased by 60.2% to US$745.4 million compared to the same quarter of last year mainly due to growth in revenues combined with lower operational expenses. Accordingly, EBITDA margin during the same period increased to 41% from 39%.

In 2007, EBITDA increased by 44.3% to US$2,627.1 million due to strong revenue growth coupled with a decrease in direct cost of revenues as a percentage of revenue despite higher sales and marketing and administrative expenses. Accordingly the EBITDA margin increased from 39% to 42% in 2007.

In 2008, we expect the EBITDA margin to be a few points lower than 2007.

Net income: Net income of US$403.2 million was recorded in the fourth quarter of 2007. The increase of 39.2% was mainly due to growth in revenues together with lower operational expenses.

                                                                                        Fourth Quarter and Full Year 2007 Results

For 2007, net income increased by 54.2% to US$1,350.2 million due to strong operational performance and a decrease in taxation charges.

Total Debt: The consolidated debt amounted to US$760.0 million as of December 31, 2007. US$530.5 million of this was related to Turkcell’s Ukrainian operations.

Consolidated Cash Flow (million US$)	Q4 2006	Q3 2007	Q4 2007	YE 2006	YE 2007

EBITDA	465.2	771.5	745.4	1,820.0	2,627.1
LESS:
Capex and License	(210.7)	(188.1)	(274.3)	(604.8)	(783.1)
Turkcell	(116.6)	(130.3)	(144.2)	(375.5)	(444.3)
Ukraine	(83.6)	(26.1)	(76.8)	(200.2)	(206.0)
Investment & Marketable Securities	(2.0)	10.4	-	(196.8)	27.1
Net Interest Income	49.5	57.9	67.2	117.3	218.0
Other	329.5	151.9	31.9	26.9	(244.7)
Net Change in Debt	(18.0)	38.4	10.6	(30.0)	64.2
Turkcell	(25.0)	-	-	(105.2)	(57.7)
Ukraine	-	21.3*	-	75.5	21.3*
Other	7.0	17.1	10.6	(0.3)	100.6
Dividend paid by Turkcell	-	-	-	(342.2)	(411.9)
Cash Generated	613.5	842.0	580.8	790.4	1,496.7
Cash Balance	1,598.6	2,514.5	3,095.3	1,598.6	3,095.3

(*)This financing has been drawn down by Financell B.V., a wholly owned subsidiary of Turkcell,

in July and has been provided to Astelit.

Cash Flow Analysis: Capital expenditures in the fourth quarter of 2007 amounted to US$274.3 million of which US$76.8 million was related to our Ukrainian operations.

For 2007, capital expenditures totalled US$783.1 million of which US$206.0 million was related to the Ukrainian operations.

Turkcell generated free cash flow (cash flow from operating activities minus capital expenditure) of US$1,373.1 million in 2007, with an increase of 10% compared to US$1,250.1 million in 2006.

In 2008, we expect to spend approximately US$800 million in operational capital expenditures in Turkey, which includes 3G and broadband capital expenditures but excludes any potential 3G license fee. In addition, our consolidated subsidiary Astelit expects to spend approximately US$250 million in capital expenditures in Ukraine.

                                                                                        Fourth Quarter and Full Year 2007 Results

Operational Review

Summary of Operational Data	Q4 2006	Q3 2007	Q4 2007	Q4 2007- Q4 2006 % Chg	Q4 2007- Q3 2007 % Chg	YE 2006	YE 2007	YE 2007-YE 2006 % Chg

Number of total subscribers (million)	31.8	34.8	35.4	11.3%	1.7%	31.8	35.4	11.3%
Number of postpaid subscribers (million)	5.8	6.3	6.4	10.3%	1.6%	5.8	6.4	10.3%
Number of prepaid subscribers (million)	26.0	28.5	29.0	11.5%	1.8%	26.0	29.0	11.5%

ARPU (Average Monthly Revenue per User), blended (US$)	11.8	15.3	15.5	31.4%	1.3%	12.1	14.3	18.2%
ARPU, postpaid (US$)	31.1	39.5	40.3	29.6%	2.0%	31.0	37.6	21.3%
ARPU, prepaid (US$)	7.5	10.0	10.0	33.3%	0%	7.8	9.2	17.9%

ARPU, blended (TRY)	17.2	19.8	18.3	6.4%	(7.6%)	17.4	18.5	6.3%
ARPU, postpaid (TRY)	45.2	51.1	47.7	5.5%	(6.7%)	44.3	48.7	9.9%
ARPU, prepaid (TRY)	10.9	13.0	11.9	9.2%	(8.5%)	11.2	11.8	5.4%

Churn (%)	4.4	5.7	5.9	1.5 p.p.	0.2 p.p.	14.7	19.9	5.2 p.p.

MOU (Average Monthly Minutes of usage per subscriber), blended	74.1	83.0	69.9	(5.7%)	(15.8%)	70.3	76.3	8.5%

Subscribers: We added approximately 593 thousand net new subscribers in the fourth quarter of 2007 and our total number of subscribers reached approximately 35.4 million as of December 31, 2007. This corresponds to an increase of 1.7% compared to the previous quarter with an annual growth of 11.3%. Of the new gross subscribers in the quarter, 88% were prepaid and 12% were postpaid. Approximately 3.6 million net new subscribers were added in 2007. The growth was mainly driven by our focus on the sales channel network and our offers and campaigns well perceived. Our value focus continued and we recorded a favorable growth in the subscriber base supported by our corporate and postpaid customer focus.

Churn Rate: Churn refers to voluntarily and involuntarily disconnected subscribers. In the fourth quarter of 2007, we recorded a churn rate of 5.9%, an increase of 1.5 percentage points compared to the same period in 2006. The increase was mainly due to prepaid involuntary churn triggered by high subscriber acquisitions in previous quarters with the churners being mainly low ARPU generating prepaid subscribers.

The annual churn rate as of December 31, 2007 increased to 19.9% from 14.7% as of December 31, 2006 in line with our expectations due to our large subscriber base as well as intensified competition in the Turkish market throughout the year. While our on going emphasis on retention remains a high priority in 2008, we expect churn rate to be higher than 2007.

MoU: In the fourth quarter of 2007, our blended minutes of usage per subscriber (“MoU”) decreased by 5.7% to 69.9 minutes compared to the same period in 2006 mainly due to a decrease in the incentives utilized during the fourth quarter of 2007 compared to the same period in 2006.

                                                                                        Fourth Quarter and Full Year 2007 Results

Usage, in the fourth quarter of 2007, was also lower than in the third quarter of 2007 due to seasonality and lower usage during the Ramadan period, as well as comparably lower incentive utilization during the launch of the new tariff scheme.

In 2007, on an annual basis, usage increased by 8.5% to 76.3 minutes, which was in line with our expectations as a result of our initiatives that were aimed at creating a win-win situation by incentivising usage through bundled free minute offers while maintaining a value generation focus.

ARPU: Our blended average revenue per user (“ARPU”) in the fourth quarter of 2007 grew by 31.4% to US$15.5 compared to the same period in 2006. This change was mainly due to a decrease in incentives utilized during the fourth quarter of 2007 as compared to the same period in 2006, combined with the 18.5% appreciation of the TRY against the US$ and the average price increase of 12.7% on an annual basis despite the dilutive impact of growing prepaid subscriber base during this period.

Our ARPU in TRY terms grew by 6.4% to TRY18.3 in the fourth quarter of 2007 from TRY17.2 compared to the same period in 2006.

Despite the dilutive impact of a growing prepaid subscriber base, in 2007 our blended ARPU grew by 18.2% to US$14.3 compared to US$12.1 in 2006 as a result of our actions incentivizing usage along with a 9% appreciation of the TRY against the US$ and the average price increase of 12.7% on an annual basis during this year.

Regulatory Environment

The Telecommunications Authority (”TA”) conducted a tender process for the grant of the 3G license on September 7, 2007. Turkcell was the sole bidder and consequently won and was awarded a 3G license. However this tender was later cancelled by TA. Although, we believe the 3G tender process will be reinitiated in 2008, no announcement has been made by TA with regards to the new tender date.

In February 2007, TA issued regulations on Mobile Number Portability (MNP), which is expected to become operational in the fourth quarter of 2008, based on public statements by TA.

Between October 2007 and February 2008, TA made announcements about its decision to control retail pricing for mobile operators – setting a lower ceiling for off-net calling prices for all operators and asking Turkcell to set its on-net prices to be not lower than its lowest interconnect rate.

Due to the high-level of complexity involved, we have been and are continuing to remain in discussions with TA seeking clarification of its decisions and we have taken actions to revise some of our tariffs and campaigns to comply with TA’s new policy to the extent practical and to our best understanding.

TA’s new decision negatively affects our ability to design and launch new campaigns, offers and consequently has a negative impact on our business and had a negative impact in our fourth quarter 2007 results. If this issue is not resolved fairly and in compliance with laws, we may not be able to fully implement our pricing strategy and our competitive position and financial results may be adversely affected.

We have filed a lawsuit with the Highest Administrative Court in Turkey requesting the suspension and annulment of the aforementioned decision on the ground that said decision is violating Telecommunications Law , Competition Law and Concession (Licensing) Agreement between our Company and TA.

                                                                                        Fourth Quarter and Full Year 2007 Results

Dividend Distribution

Turkcell's general dividend policy is to pay dividends to shareholders in line with the company's financial conditions. On February 27, 2008, the Turkcell Board of Directors decided to recommend distribution of cash dividends in an amount of approximately TRY648.7 million (approximately US$546.0 million as of February 27, 2008) representing a 14% increase compared to approximately TRY567.0 million (approximately US$411.9 million) a year ago. This corresponding to 50% of Turkcell's distributable income of the current year, based on the financial statements prepared in accordance with the accounting principles accepted by the Capital Markets Board of Turkey. This dividend proposal is to be evaluated and decided upon at the Ordinary General Assembly of Shareholders to be held on April 25, 2008.

This represents a net and gross cash dividend of TRY0.2948699 (approximately US$0.248165 as of February 27, 2008) per ordinary share with a nominal value of TRY1 and approximately TRY0.737174 (approximately US$0.620412 as of February 27, 2008) per ADR.

International and Domestic Operations

Fintur

Turkcell hold a 41.45% stake in Fintur and through Fintur have interests in GSM operations in Kazakhstan, Azerbaijan, Moldova, and Georgia.

FINTUR as of December 31, 2007	YE 2006 Subscriber(million)	YE 2007 Subscriber (million)	YE 2007 - YE 2006 %Chg	YE 2006 Revenue (US$ million)	YE 2007 Revenue (US$ million)	YE 2007 - YE 2006 %Chg

Kazakhstan	3.5	6.0	71.4%	651.1	825.4	26.8%
Azerbaijan	2.3	3.0	30.4%	342.8	439.8	28.3%
Moldova	0.5	0.5	0%	43.0	53.9	25.3%
Georgia	1.0	1.3	30.0%	130.6	165.1	26.4%
TOTAL	7.3	10.8	47.9%	1,167.5	1,484.2	27.1%

(*) Combined revenue

Strong revenue growth in Fintur’s operations continued and Fintur’s consolidated revenue reached US$422.5 million in the fourth quarter of 2007, recording 30.5% growth on an annual basis. Fintur added approximately 0.9 million net new subscribers in the fourth quarter of 2007 and its total subscriber base grew to 10.8 million.

We account for our investment in Fintur using the equity method. Fintur’s contribution to income was US$32.9 million (US$18.3 million) in the fourth of 2007.

In 2007, Fintur’s consolidated revenue increased by 28% to US$1,486.4 million along with strong subscriber growth. Fintur’s total subscriber base increased by 47.9% with a net add of 3.5 million in 2007 where as Fintur’s contribution to net income for the year was US$109.0 million (US$81.3 million).

                                                                                        Fourth Quarter and Full Year 2007 Results

Astelit

Astelit, a 55% owned subsidiary in Ukraine, recorded promisingly positive results in 2007.

▪	Astelit grew its revenue by 170% on annual basis in the fourth quarter of 2007 and 191% in 2007.
▪	Astelit recorded positive EBITDA of US$2.7 million during the fourth quarter of 2007 and recorded negative EBITDA of US$20.5 million for the full year.
▪	Astelit’s operational indicators have remained very strong with subscribers reaching 8.8 million by growing 57.1% on an annual basis. In 2007;
o	3 month active subscriber base grew 74.2% on an annual basis.
o	3 month active ARPU increased by 53% on an annual basis.

The encouraging trends in Astelit’s financial and operational performance continued in the fourth quarter of 2007 with Astelit recorded positive EBITDA for the second quarter in a row in the fourth quarter of 2007. This positive trend is expected to continue in the coming quarters.

Summary Data for Astelit	Q4 2006	Q3 2007	Q4 2007	Q4 2007- Q4 2006 % Chg	Q4 2007- Q3 2007 % Chg	YE 2006	YE 2007	YE 2007 - YE 2006 %Chg

Number of subscribers (million)
Total	5.6	7.6	8.8	57.1%	15.8%	5.6	8.8	57.1%
Active (3 months)[1]	3.1	4.7	5.4	74.2%	14.9%	3.1	5.4	74.2%

Average Revenue per User (ARPU) in US$
Total	2.0	3.6	3.3	65.0%	(8.3%)	1.9	3.2	68.4%
Active (3 months)	4.1	5.8	5.4	31.7%	(6.9%)	3.4	5.2	52.9%

Revenue	30.5	76.0	82.3	169.8%	8.3%	87.9	255.9	191.1%
EBITDA[2]	(26.5)	2.9	2.7	110.2%	(6.9%)	(83.8)	(20.5)	75.5%
Net Loss	(29.9)	(42.0)	(34.8)	16.4%	17.1%	(198.0)	(167.7)	15.3%

Capex	83.6	26.1	76.8	(8.1%)	194.3%	200.2	206.0	2.9%

In the context of the financing of Astelit’s operations, in line with previously indicated plans and depending on the market conditions and its financial performance, Astelit aims to arrange a loan through a new financing package in 2008. In addition, in 2008 Turkcell intends to make a capital contribution to Astelit in an amount of US$110 million, which is in proportion to our stake in Astelit.

_________________________

1  Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.

2  EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation of Euroasia’s EBITDA to net cash from operating activities. Eurasia holds 100% stake in Astelit.

                                                                                        Fourth Quarter and Full Year 2007 Results

Inteltek

Inteltek is our 55% owned subsidiary that operates in sports betting business. The Central Betting System Contract is scheduled to expire on March 1, 2008. On the other hand, a new law that enables Spor Toto to hold a new tender in 2008 has been published in the Official Gazette of today. According to this law, a new tender shall be initiated and until the date that the business actually starts as a result of this new tender, Spor Toto shall sign a new agreement with Inteltek at similar terms of the existing agreement for continuation of the betting games for a time period no longer than one year. Inteltek intends to participate in the new tender.

Reconciliation of Non-GAAP Financial Measures

We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry, which enhances the understanding of our cash generation ability and liquidity position and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool and, accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors.

Beginning from the 2006 fiscal year, we have revised the definition of EBITDA which we use and we report EBITDA using this new definition starting from the first quarter of 2006 results announcement to provide a new measure to reflect solely cash flow from operations.

The EBITDA definition used in our previous press releases and announcements had included Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses, translation gain/(loss), financial income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). Our new EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), financial income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).

EBITDA is not a measure of financial performance under IFRS and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash from operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

                                                                                        Fourth Quarter and Full Year 2007 Results

TURKCELL US$ million	Q4 2006	Q3 2007	Q4 2007	Q4 2007- Q4 2006 % Chg	Q4 2007- Q3 2007 % Chg	YE 2006	YE 2007	YE 2007 - YE 2006 %Chg

EBITDA	465.2	771.5	745.4	60.2%	(3.4%)	1,820.0	2,627.1	44.3%
Other operating income/(expense)	(0.4)	2.4	(21.3)	5,225.0%	(987.5%)	1.6	(14.7)	(1,018.8%)
Financial income	63.0	83.5	94.9	50.6%	13.7%	184.0	308.4	67.6%
Financial expense	(42.0)	(230.7)	(105.7)	(151.7%)	54.2%	(108.0)	(551.1)	410.3%
Net increase/(decrease) in assets and liabilities	197.2	316.0	(155.9)	(179.1%)	(149.3%)	(42.7)	(213.5)	400.0%
Net cash from operating activities	683.0	942.7	557.4	(18.4%)	(40.9%)	1,854.9	2,156.2	16.2%

EUROASIA (Astelit) US$ million	Q4 2006	Q3 2007	Q4 2007	Q4 2007- Q4 2006 % Chg	Q4 2007- Q3 2007 % Chg	YE 2006	YE 2007	YE 2007 - YE 2006 %Chg

EBITDA	(26.5)	2.9	2.7	110.2%	(6.9%)	(83.8)	(20.5)	75.5%
Other operating income/(expense)	(0.3)	0.2	0.2	166.7%	0%	(1.8)	0.4	122.2%
Financial income	0.2	0.7	1.2	500.0%	71.4%	0.9	2.7	200.0%
Financial expense	(2.8)	(21.5)	(15.2)	442.9%	(29.3%)	(40.7)	(63.7)	56.5%
Net increase/(decrease) in assets and liabilities	46.9	31.8	21.1	(55.0%)	(33.6%)	9.5	64.6	580.0%
Net cash from operating activities	17.5	14.1	10.0	(42.9%)	(29.1%)	(115.9)	(16.5)	85.8%

Turkcell Group Subscribers

We had approximately 47.1 million proportionate GSM subscribers as of December 31, 2007. This is calculated by taking the number of GSM subscribers in Turkcell and each of our subsidiaries and multiplying the number of unconsolidated investees by our percentage ownership interest in each subsidiary. This figure includes the proportionate rather than total number of Fintur's GSM subscribers, but includes the total number of GSM subscribers in Ukraine and in our operations in Turkish Republic of Northern Cyprus (“Northern Cyprus”) because the financial statements of our subsidiaries in Ukraine and Northern Cyprus are consolidated within our financial statements.

Turkcell Group Subscribers (million)	Q4 2006	Q3 2007	Q4 2007	Q4 2007- Q4 2006 % Chg	Q4 2007-Q3 2007 % Chg	YE 2006	YE 2007	YE 2007 - YE 2006 %Chg

Turkcell	31.8	34.8	35.4	11.3%	1.7%	31.8	35.4	11.3%
Ukraine	5.6	7.6	8.8	57.1%	15.8%	5.6	8.8	57.1%
Fintur (pro rata)	1.8	2.3	2.6	44.4%	13.0%	1.8	2.6	44.4%
Northern Cyprus	0.2	0.3	0.3	50.0%	-	0.2	0.3	50.0%
TURKCELL GROUP	39.4	45.0	47.1	19.5%	4.7%	39.4	47.1	19.5%

                                                                                        Fourth Quarter and Full Year 2007 Results

Forward-Looking Statements

This press release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, "may," "will," "expect," "intend," “plan,” "estimate," "anticipate," "believe" or "continue."

Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time,we can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  All written and oral forward-looking statements attributable to us in this release are expressly qualified in their entirety by reference to these cautionary statements.

www.turkcell.com.tr

ABOUT TURKCELL

Turkcell is the leading GSM operator in Turkey with 35.4 million postpaid and prepaid customers as of December 31, 2007 operating in a three player market with a market share of approximately 57% as of December 31, 2007 (Source: The Telecommunications Authority). In addition to high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (“GPRS”) countrywide and Enhanced Data Rates for GSM Evolution (“EDGE”) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 570 operators in 197 countries as of February 1, 2008.  Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$6.3 billion net revenue for the year ended December 31, 2007 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the New York Stock Exchange (“NYSE”) and the Istanbul Stock Exchange (“ISE”) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 4.22% by Cukurova Group, 13.07% by Sonera Holding, 2.32% by M.V. Holding and 0.01% by others while the remaining 29.38% is free float.

                                                                                        Fourth Quarter and Full Year 2007 Results

For further information please contact:

Contact:

Turkcell:

Investors:

Koray Ozturkler, Investor Relations

Tel: +90-212-313-1500

Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations

Tel: + 90-212-313-1275

Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:
Filiz Karagul Tuzun, Corporate Communications
Tel: + 90-212-313-2304
Email: filiz.karagul@turkcell.com.tr

Defne Bali, Corporate Communications

Tel: +90-212-313-2320

Email: defne.bali@turkcell.com.tr

TURKCELL ILETISIM HIZMETLERI A.S. SELECTED CMB* FINANCIALS (TRY)

	Quarter Ended	Quarter Ended	Quarter Ended	12 months	12 months
	December 31,	September 30,	December 31,	December 31,	December 31,
	2006	2007	2007	2006	2007

Consolidated Statement of Operations Data
Revenues
Communication fees	1,641.4	2,125.8	2,021.7	6,312.3	7,729.4
Commission fees on betting business	55.9	51.6	77.4	240.7	234.6
Monthly fixed fees	23.1	18.3	17.9	83.1	73.4
Simcard sales	8.7	6.7	2.7	29.7	27.7
Call center revenues and other revenues	19.7	27.2	22.5	61.9	121.8
Total revenues	1,748.8	2,229.6	2,142.2	6,727.7	8,186.9
Direct cost of revenues	(953.6)	(1,026.7)	(998.5)	(3,719.1)	(3,992.4)
Gross profit	795.2	1,202.9	1,143.7	3,008.6	4,194.5
Administrative expenses	(42.7)	(73.6)	(105.5)	(221.8)	(325.1)
Selling & marketing expenses	(308.0)	(383.6)	(388.9)	(1,183.1)	(1,472.3)
Other Operating Income / (Expense)	(4.1)	3.0	(24.6)	3.1	(15.8)

Operating profit before financing costs	440.4	748.7	624.7	1,606.8	2,381.3
Finance expense	(60.8)	(290.9)	(126.4)	(147.4)	(705.5)
Finance income	91.4	106.8	113.7	261.8	398.6
Share of profit of equity accounted investees	17.1	15.1	21.9	110.3	70.4
Income before taxes and minority interest	488.1	579.7	633.9	1,831.5	2,144.8
Income tax expense	(77.2)	(71.6)	(150.0)	(622.9)	(427.0)
Income before minority interest	410.9	508.1	483.9	1,208.6	1,717.8
Minority interest	6.8	12.6	(2.9)	61.8	40.8
Net income	417.7	520.7	481.0	1,270.4	1,758.6

Net income per share	0.189879	0.236655	0.218534	0.577433	0.799375

Other Financial Data

Gross margin	45%	54%	53%	45%	51%
EBITDA	675.5	999.1	883.4	2,608.1	3,395.2
Capital expenditures	260.1	194.6	299.1	850.1	912.1

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	2,247.0	3,029.5	3,605.1	2,247.0	3,605.1
Total assets	8,432.2	9,114.0	9,770.0	8,432.2	9,770.0
Long term debt	159.5	168.3	163.5	159.5	163.5
Total debt	899.0	891.5	885.1	899.0	885.1
Total liabilities	2,746.7	2,752.4	2,938.3	2,746.7	2,938.3
Total shareholders’ equity / Net Assets	5,685.5	6,361.6	6,831.7	5,685.5	6,831.7

* Capital Market Board of Turkey
** For further details, please refer to our consolidated financial statements and notes as at and for the year ended 31 December 2007 on our web site.

TURKCELL ILETISIM HIZMETLERI A.S. SELECTED IFRS FINANCIALS (US DOLLARS)

	Quarter Ended	Quarter Ended	Quarter Ended	12 months	12 months
	December 31,	September 30,	December 31,	December 31,	December 31,
	2006	2007	2007	2006	2007

Consolidated Statement of Operations Data
Revenues
Communication fees	1,128.9	1,642.3	1,706.1	4,406.7	5,976.9
Commission fees on betting business	38.9	40.0	65.2	172.4	181.3
Monthly fixed fees	15.8	13.9	14.8	57.6	54.8
Simcard sales	6.0	5.2	2.2	21.0	20.8
Call center revenues and other revenues	13.7	21.4	19.3	42.6	94.8
Total revenues	1,203.3	1,722.8	1,807.6	4,700.3	6,328.6
Direct cost of revenues	(662.0)	(799.9)	(849.2)	(2,627.9)	(3,103.4)
Gross profit	541.3	922.9	958.4	2,072.4	3,225.2
Administrative expenses	(29.2)	(56.9)	(89.1)	(154.9)	(252.8)
Selling & marketing expenses	(211.8)	(296.9)	(328.0)	(827.5)	(1,138.2)
Other Operating Income / (Expense)	(0.4)	2.4	(21.3)	1.6	(14.7)

Operating profit before financing costs	299.9	571.5	520.0	1,091.6	1,819.5
Finance expense	(42.0)	(230.7)	(105.7)	(108.0)	(551.1)
Finance income	63.0	83.5	94.9	184.0	308.4
Share of profit of equity accounted investees	16.3	17.2	21.5	78.6	64.9
Income before taxes and minority interest	337.2	441.5	530.7	1,246.2	1,641.7
Income tax expense	(52.0)	(50.2)	(125.2)	(413.2)	(322.4)
Income before minority interest	285.2	391.3	405.5	833.0	1,319.3
Minority interest	4.4	9.9	(2.3)	42.5	30.9
Net income	289.6	401.2	403.2	875.5	1,350.2

Net income per share	0.131651	0.182358	0.183275	0.397951	0.613710

Other Financial Data

Gross margin	45%	54%	53%	44%	51%
EBITDA(*)	465.2	771.5	745.4	1,820.0	2,627.1
Capital expenditures	210.7	188.1	274.3	604.8	783.1

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	1,598.6	2,514.5	3,095.3	1,598.6	3,095.3
Total assets	6,089.7	7,649.3	8,469.0	6,089.7	8,469.0
Long term debt	113.5	139.7	140.4	113.5	140.4
Total debt	639.6	739.9	760.0	639.6	760.0
Total liabilities	1,971.8	2,300.6	2,537.8	1,971.8	2,537.8
Total shareholders’ equity / Net Assets	4,118.0	5,348.7	5,931.2	4,118.0	5,931.2

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 14.
** For further details, please refer to our consolidated financial statements and notes as at and for the year ended 31 December 2007 on our web site.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 5, 2008	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 5, 2008	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Investor Relations